UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 5, 2019

DD3 Acquisition Corp.
(Exact name of registrant as specified in its charter)

British Virgin Islands (State or other jurisdiction of incorporation)	001-38700 (Commission File Number)	N/A (I.R.S. Employer Identification No.)

c/o DD3 Mex Acquisition Corp Pedregal 24, 4th Floor Colonia Molino del Rey, Del. Miguel Hidalgo Mexico City, Mexico (Address of principal executive offices)	11040 (Zip Code)

+52 (55) 8647-0417
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share and one Warrant	DDMXU	The Nasdaq Stock Market LLC
Ordinary Shares, no par value per share	DDMX	The Nasdaq Stock Market LLC
Warrants, each warrant exercisable for one Ordinary Share at an exercise price of $11.50	DDMXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01. Regulation FD Disclosure

On August 5, 2019, DD3 Acquisition Corp., a British Virgin Islands company (“DD3”) issued a press release announcing the execution of a Combination and Stock Purchase Agreement (the “Agreement”) among DD3, Campalier, S.A. de C.V., a Mexican sociedad anónima de capital variable, Promotora Forteza, S.A. de C.V., a Mexican sociedad anónima de capital variable, Strevo, S.A. de C.V., a Mexican sociedad anónima de capital variable, Betterware de México, S.A. de C.V., a Mexican sociedad anónima de capital variable (“Betterware”), BLSM Latino América Servicios, S.A. de C.V., a Mexican sociedad anónima de capital variable (“BLSM”), and, solely for the purposes set forth in Article XI of the Agreement, DD3 Mex Acquisition Corp, S.A. de C.V., a Mexican sociedad anónima de capital variable, pursuant to which DD3 agreed to merge with and into Betterware in a transaction (the “Transaction”) that will result in Betterware surviving the merger and BLSM becoming a wholly-owned subsidiary of Betterware, and announcing that DD3 will make a presentation regarding the Transaction on August 6, 2019 at 11:00 a.m., Eastern Time (the “Conference Call”). A copy of the press release, which includes information regarding participation in the Conference Call, is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference is the form of presentation to be used by DD3 in presentations for certain of DD3’s shareholders and other persons. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Additional Information

In connection with the proposed Transaction, a registration statement on Form F-4 will be filed with the U.S. Securities and Exchange Commission (the “SEC”) that will include a preliminary proxy statement of DD3 that also will constitute a prospectus of Betterware. DD3 will mail a definitive proxy statement and other relevant documents to the shareholders of DD3. Shareholders of DD3 and other interested persons are advised to read, when available, the preliminary proxy statement, and amendments thereto, and definitive proxy statement in connection with DD3’s solicitation of proxies for the special meeting to be held to approve the Transaction because these proxy statements will contain important information about DD3, Betterware and the Transaction. The definitive proxy statement will be mailed to shareholders of DD3 as of a record date to be established for voting on the Transaction. Shareholders will also be able to obtain copies of the proxy statement, without charge, once available, at the SEC’s Internet site at http://www.sec.gov or by directing a request to: DD3 Acquisition Corp., c/o DD3 Mex Acquisition Corp, Pedregal 24, 4th Floor, Colonia Molino del Rey, Del. Miguel Hidalgo, 11040 Mexico City, Mexico, or by calling +52 (55) 8647-0417.

Participants in the Solicitation

DD3, Betterware and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed Transaction under the rules of the SEC. Information about the directors and executive officers of DD3 is set forth in the final prospectus for DD3’s initial public offering, which was filed with the SEC on October 12, 2018.

Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the proposed Transaction will be set forth in the proxy statement when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of DD3 or Betterware, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a definitive document.

Forward-looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, and the closing of the proposed Transaction. These statements are based on various assumptions and on the current expectations of DD3 and Betterware management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of DD3 and Betterware. These forward-looking statements are subject to a number of risks and uncertainties, including changes in Betterware’s clients’ preferences, prospects and the competitive conditions prevailing in the industries in which Betterware operates; the inability of the parties to successfully or timely consummate the proposed Transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction or that the approval of the shareholders of DD3 for the proposed Transaction is not obtained; failure to realize the anticipated benefits of the proposed Transaction, including as a result of a delay in consummating the proposed Transaction or a delay or difficulty in integrating the businesses of DD3 and Betterware; the amount of redemption requests made by DD3’s shareholders; the ability to meet Nasdaq’s listing standards following the consummation of the proposed Transaction; those factors discussed in DD3’s final prospectus for its initial public offering filed with the SEC on October 12, 2018 under the heading “Risk Factors,” and other documents of DD3 filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither DD3 nor Betterware presently know or that DD3 and Betterware currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect DD3’s and Betterware’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. DD3 and Betterware anticipate that subsequent events and developments will cause DD3’s and Betterware’s assessments to change. However, while DD3 and Betterware may elect to update these forward-looking statements at some point in the future, DD3 and Betterware specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing DD3’s and Betterware’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 8.01. Other Events.

See Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Exhibit
99.1	Press Release, dated August 5, 2019
99.2	Form of Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DD3 Acquisition Corp.

By:	/s/ Martin Werner
Name: Martin Werner
Title: Chief Executive Officer

Date: August 5, 2019